

July 27, 2022

Guy Pirotsky
President and Chief Executive Officer
Natics Corp.
App 6, Yehuda Gorodiski 1
Rehovot, Israel 7623101

   Re: Natics Corp.
     Amendment No.1 to Registration Statement on Form S-1
     Filed July 13, 2022
     File No. 333-265518

Dear Mr. Pirotsky:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors
Our Director will Continue to Exercise Significant Control over our Operations..., page 11

1. Your revised disclosure in response to prior comment 2 implies that the director's ownership percentage increases if less than 25% of shares are sold in this offering. If any shares are sold in this offering your sole director's ownership percentage will decrease compared to the current 100% ownership. Please revise to clarify that if less than 25% of shares are sold, management will have majority ownership in the company. In addition, similarly clarify the heading for this risk factor.

General

2.   We note your response to comment 11 stating that you do not believe the Company can be classified as having "no or nominal operations." Notwithstanding such belief, and given what appear to be only nominal assets reflected on the Company's balance sheet and your limited operations since inception, please disclose that you may be deemed a shell company and add a risk factor that highlights the consequences of shell company status.

        You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Josh Shainess, Legal Branch Chief, at 202-551-7951 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Guy Pirotsky